Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of PHX Minerals Inc. for the registration of common stock, preferred stock, debt securities, warrants, depositary shares, rights, and units and to the incorporation by reference therein of our report dated March 12, 2024, with respect to the financial statements of PHX Minerals Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

March 12, 2024